Exhibit 2

For Immediate Release	30 April 2010

WPP PLC (“WPP”)

Ogilvy and Scangroup form partnership in sub-Saharan Africa

WPP announces that it has entered into a joint venture with Scangroup Limited via the Ogilvy network in order to strengthen its existing offering in sub-Saharan Africa. The sub-Saharan Africa joint venture is born from a shared vision to ensure that Ogilvy and Scangroup’s African operations are well positioned to offer real breadth and depth of marketing services right across the African continent.

In order to form the joint venture, Ogilvy South Africa will partially exchange its existing shareholding in its operations outside South Africa for a combination of Scangroup shares and cash consideration. WPP currently holds a 27.5% stake in Scangroup Limited which it acquired in 2008. The capital injection made by WPP in 2008 has already been used for Scangroup’s expansion into sub-Saharan Africa.

This joint venture continues WPP’s strategy of investing in fast developing markets in accordance with its strategy for Africa.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204